51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, Ontario, Canada, N6E 2S5

Item 2 Date of Material Change

June 9, 2025

Item 3 News Release

The news release dated June 10, 2025 was disseminated via GlobeNewswire.

Item 4 Summary of Material Change

The Company priced its underwritten U.S. public offering (the “Offering”) of 947,868 common shares, together with accompanying warrants to purchase 473,934 common shares. The combined public offering price per common share and accompanying half warrant is US$8.44, for aggregate gross proceeds of approximately US$8 million, prior to deducting underwriting discounts and offering expenses. The common shares are being sold in combination with an accompanying half warrant (with each whole warrant being exercisable into one common share of the Company). Each whole warrant has an exercise price of US$10.13 per share, will become exercisable immediately and will expire three years from the date of issuance.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 142,180 common shares and/or warrants to purchase an additional 71,090 common shares at the public offering price, less underwriting discounts to cover over-allotments, if any. The Offering is expected to close on June 11, 2025, subject to customary closing conditions.

Aduro expects to use the net proceeds from this Offering for ongoing research and development costs, expenditures related to the construction of its "Demonstration-Scale" plant, and the remainder (if any) for general corporate purposes and working capital.

D. Boral Capital LLC is acting as the sole book-running manager for the Offering.

The common shares of the Offering referenced above are not being offered to residents of Canada or persons in Canada.

The Offering is being made pursuant to an effective shelf registration statement on Form F-10, as amended (File No. 333-287475), previously filed with the U.S. Securities and Exchange Commission ("SEC") and became effective on May 28, 2025, and the Company's Canadian short form base shelf prospectus dated May 28, 2025 (the "Base Shelf Prospectus").

The Base Shelf Prospectus relating to the Offering and describing the terms thereof has been filed with the applicable securities commissions in Canada and with the SEC in the United States and is available for free by visiting the Company's profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC's website at www.sec.gov, as applicable. A final prospectus supplement with the final terms will be filed with the securities regulatory authorities in the Canadian provinces of British Columbia and Ontario and the SEC. Copies of the final prospectus may be obtained, when available, at the SEC's website at www.sec.gov or from D. Boral Capital LLC, Attention: 590 Madison Avenue 39th Floor, New York, NY 10022, or by email at dbccapitalmarkets@dboralcapital.com, or by telephone at +1 212 970 5150.

Item 5 Full Description of Material Change

The material change is fully described in Item 4 above.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Mena Beshay, Chief Financial Officer
Telephone: 226-784-8889

Item 9 Date of Report

June 11, 2025